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FEB 29 2008

Washington, DC 111

UNITED STATES SECURITIES AND EXCHANGE Washington, D.C.

08028017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Goetchius (212) 709-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Advisor Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arthur Goetchius

Signature

Sworn to before me on the 22nd day of February 2008

SVP, Operations

Title

ENRICO M. DE MAIO
Notary Public, State of New York
Reg. No. 02DE6149123
Qualified in New York County
Commission Expires: 07/03/2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Advisor Services LLC

Statement of Financial Condition
December 31, 2007

Wall Street Advisor Services LLC
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Wall Street Advisor Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisor Services LLC ("the Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 4 to this financial statement, the Company has been provided with a letter from its ultimate Parent, DST Systems, Inc., whereby the company will receive an aggregate of $500,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 26, 2009.

PricewaterhouseCoopers LLP

February 27, 2008

Wall Street Advisor Services LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 294,748
Deposits with clearing organizations	120,000
Prepaid expenses	16,389
Securities owned, at fair value	74,155
Total assets	$ 505,292
Liabilities and Members' Equity	
Liabilities	
Payable to affiliates	$ 62,184
Accrued liabilities	38,010
Total liabilities	100,194
Members' equity	405,098
Total liabilities and members' equity	$ 505,292

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Wall Street Advisor Services LLC (the "Company") is a 90% owned subsidiary of DST Systems, Inc. ("DST"). The remaining 10% is owned by Wall Street Access. Currently, there is limited business being conducted by the Company while its infrastructure and business model is being revised. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Securities Transactions

Transactions in securities owned are recorded on a trade date basis. Realized and unrealized gains and losses are reflected in investment losses, net.

Income Taxes

No federal or state income taxes have been provided as the Company is a limited liability corporation whereby it is not liable for federal or state income tax payments as the individual owners are responsible for these payments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Interest on cash equivalents is recognized as revenue when earned. Cash represents unrestricted cash of $294,748 held with one major financial institution.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Fair Value of Financial Instruments

Securities owned are reported on the statement of financial condition at fair value on the trade date.

4. Related Party Transactions

Payable to affiliates of $62,184 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisor Services LLC and DST Systems. Certain services related to communications, occupancy and other administrative services are provided to the Company by affiliated entities in accordance with a formal agreement.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without

interruption. Based on this evaluation, DST has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions up to a maximum of $500,000 through February 26, 2009. Such amount is considered to be sufficient by management of the Company to meet both regulatory/or business requirements of the Company for such period.

5. Other Income

Other income comprise of a refund received from FINRA, which is the new self-regulatory agency for stock brokers in the United States. All NASD members were given a refund of $35,000 as a result of the consolidation of NASD and the NYSE member regulation.

6. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2007 of $364,966, which exceeded its net capital requirement by $114,966

The Company is a clearing broker, however, it has not commenced operations as a clearing broker and, as such, has no customer accounts. Consequently, at December 31, 2007, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.